SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 49)*

                     KEYSTONE CONSOLIDATED INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   493422 10 9
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 16, 2002
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       652,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        652,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      652,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     4,761,573
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      4,761,573

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,761,573

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      47.3%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       682,414
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        682,414

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      682,414

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.8%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      EP

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       840,814
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                        840,814

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      840,814

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.4%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS(SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     4,990,618
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      4,990,618

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      -0-

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 49
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (this "Statement") relates to the common stock, $1.00 par value per share (the "Shares"), of Keystone Consolidated Industries, Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background

         Item 2(a) is amended and restated as follows:

         (a) This Statement is filed by (i) Valhi, Inc. ("Valhi"), and Contran Corporation ("Contran") as direct and indirect holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Valhi (as described below in this Statement), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         Contran, Valhi, NL Industries, Inc. ("NL"), the Foundation and the CMRT are the direct holders of approximately 40.8%, 3.2%, 3.2%, 1.9% and 0.3%, respectively, of the 10,068,450 Shares outstanding as of August 14, 2002 according to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (the "Outstanding Shares"). Contran, Valhi and NL may be deemed to control the Company.

         Valhi and Tremont Corporation ("Tremont") are the direct holders of approximately 62.7% and 21.3%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Tremont Group, Inc. ("TGI"), NL and Valhi are the direct holders of approximately 80.0%, 0.1% and 0.1%, respectively, of the outstanding shares of Tremont common stock and together may be deemed to control Tremont. Valhi and NL are the direct holders of 80.0% and 20.0%, respectively of the outstanding common stock of TGI and together may be deemed to control TGI.

         VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 80.6%, 9.5%, 2.1%, 1.4%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The Foundation directly holds approximately 1.9% of the Outstanding Shares and 1.4% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

         The CMRT directly holds approximately 0.3% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         Valmont Insurance Company ("Valmont") and a subsidiary of NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of NL and Valhi and a director of Tremont.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest, if any, in the Shares held by the CMRT.

         Harold C. Simmons' spouse is the direct owner of 10,645 Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. Mr. Simmons disclaims all such beneficial ownership.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is amended as follows.

         The total amount of funds required by Contran to acquire the Company securities reported in Item 5(c) was $22,000,000.00. Such funds were provided by Contran's cash on hand and no funds were borrowed for such purpose.

         The Reporting Persons understand that the funds required by each person named in Schedule A to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction

         Item 4 is amended as follows.

         Contran purchased the Company securities reported in Item 5(c) of this Statement in order to increase its investments in the Company.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of Company securities (including Shares) in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran, may from time to time purchase Company securities, and any of the Reporting Persons, or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Company securities held by such person, or cease buying or selling Company securities. Any such additional purchases or sales of Company securities may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

         The information included in Item 6 of this Statement is incorporated herein by reference.

         The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule A to this Statement and Mr. Simmons' spouse were made for the purpose of such person's personal investment.

         Certain of the persons named in Schedule B to this Statement, namely Messrs. Glenn R. Simmons, Steven L. Watson and J. Walter Tucker, Jr. are executive officers and/or directors of the Company and may acquire Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows.

         (a) Contran, Valhi, NL, the Foundation, the CMRT and Harold C. Simmons' spouse are the direct beneficial owners of 4,109,159, 326,364, 326,050, 188,400, 30,000 and 10,645 of the Shares, respectively. Contran also is the direct beneficial owner of 54,956 shares of the Company's Series A 10% cumulative convertible pay-in-kind preferred stock, stated value $1,000 and no par value per share (the "Preferred Shares"), the terms of which are set forth in the Certificate of Designations, Rights and Preferences of the Series A 10% Cumulative Convertible Pay-in-Kind Preferred Stock of Keystone Consolidated Industries, Inc., which is incorporated herein by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and filed with the Securities and Exchange Commission.

         On or after March 15, 2003, the holders of the Preferred Shares are entitled to vote on all matters voted on by the holders of Shares, voting together as a single class with the Shares. The holders of Preferred Shares are entitled, on or after March 15, 2003, to cast the number of votes equal to the number of votes that could be cast in such vote by a holder of the number of Shares into which the Preferred Shares are convertible (without regard to any limitation on convertibility of such Preferred Shares as a result of the number of authorized and unissued Shares) on the record date of such vote. On or after March 15, 2003, the holders of all of the 59,956 issued Preferred Shares will have 14,849,750 votes in the aggregate on all matters voted on by the holders of Shares, or 59.6% of the outstanding votes on such matters (assuming Keystone's outstanding voting securities remain the same). Assuming Keystone's outstanding voting securities and Harold C. Simmons' current beneficial ownership of such securities remain the same, as a result of the voting rights of Contran's Preferred Shares, on or after March 15, 2003 Mr. Simmons may be deemed to have 18,729,618 votes on such matters or 75.2% of the outstanding votes on such matters.

         On or after March 15, 2003, Contran has the right to convert all of its Preferred Shares into an aggregate of 13,739,000 Shares. Currently, however, the Company's Restated Certificate of Incorporation only allows for the issuance of 12,000,000 Shares, of which 10,068,450 are currently issued and outstanding. The Reporting Persons understand that the Company will present a proposal at its next annual meeting of stockholders to amend its Restated Certificate of Incorporation to allow for the issuance of at least such number of Shares that the Company is obligated to issue upon full conversion of the outstanding Preferred Shares. Assuming the Company's Restated Certificate of Incorporation is so amended on or after March 15, 2003, Keystone's outstanding equity securities remain the same and Harold C. Simmons' current beneficial ownership of such securities otherwise remains the same, as a result of the conversion rights of Contran's Preferred Shares, Mr. Simmons may be deemed, at the time of such amendment, to be the beneficial owner of 18,729,618 Shares of the 23,807,450 Shares outstanding (adjusting the outstanding Shares assuming Contran fully exercised such conversion rights), or 78.7% of such outstanding Shares.

         By  virtue  of  the  relationships  described  under  Item  2  of  this
Statement:

                  (1) Valhi, VGI, National, Dixie Holding, NOA, Dixie Rice and Southwest may each be deemed to be the beneficial owner of the 652,414 Shares that Valhi and NL directly hold (an aggregate of approximately 6.5% of the Outstanding Shares);

                  (2) The CMRT may be deemed to be the beneficial owner of the 682,414 Shares that Valhi, NL and the CMRT directly hold (an aggregate of approximately 6.8% of the Outstanding Shares);

                  (3) The Foundation may be deemed to be the beneficial owner of the 840,814 Shares that Valhi, NL and the Foundation directly hold (an aggregate of approximately 8.4% of the Outstanding Shares);

                  (4) Contran may be deemed to be the beneficial owner of the 4,761,573 Shares that Contran, Valhi and NL directly hold (an aggregate of approximately 47.3% of the Outstanding Shares); and

                  (5) While Harold C. Simmons does not directly own any Shares, he may be deemed to be the beneficial owner of the 4,990,618 Shares that Contran, Valhi, NL, the Foundation, the CMRT and his spouse directly hold (an aggregate of approximately 49.6% of the Outstanding Shares).

Except to the extent of his vested beneficial interest, if any, in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

         The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to personally beneficially own the Shares as indicated on Schedule C to this Statement.

         (b)      By virtue of the relationships described in Item 2:

                  (1) Valhi, VGI, National, Dixie Holding, NOA, Dixie Rice and Southwest may each be deemed to share the power to vote and direct the disposition of the Shares that Valhi and NL directly hold;

                  (2) The CMRT may be deemed to share the power to vote and direct the disposition of the Shares that Valhi, NL and the CMRT directly hold;

                  (3) The Foundation may be deemed to share the power to vote and direct the disposition of the Shares that Valhi, NL and the Foundation directly hold;

                  (4) Contran may be deemed to share the power to vote and direct the disposition of the Shares that Contran, Valhi and NL directly hold; and

                  (5) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the Shares that Contran, Valhi, NL, the Foundation, the CMRT and his spouse directly hold.

         (c) On October 16, 2002, Contran purchased in a private transaction for an aggregate purchase price of $22.0 million 54,956 Preferred Shares and an 8% Subordinated Secured Note dated March 15, 2002 in the original principal amount of $18,318,750.00 issued by the Company (an "8% Note"). The terms of the 8% Notes and the Indenture under which they were issued are set forth in, and incorporated herein by reference to, Exhibits 4.23 and 4.24, respectively, to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and filed with the Securities and Exchange Commission.

         (d) Each of Contran, Valhi, NL, the Foundation, the CMRT and Mr. Simmons' spouse has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the equity securities of the Company directly held by such entity or person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended as follows.

         The information included in Item 4 of this Statement is hereby incorporated herein by reference.

         Other than set forth above, none of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended as follows.

Exhibit 1.  Certificate of Designations, Rights and Preferences of the Series
            A 10% Cumulative Convertible Pay-in-Kind Preferred Stock of Keystone Consolidated Industries, Inc. (incorporated by reference to Exhibit
            3.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission).

Exhibit 2. Form of 8% Subordinated Secured Note dated as of March 15, 2002 issued by Keystone Consolidated Industries, Inc. (incorporated by reference to Exhibit 4.23 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission).

Exhibit 3.  Indenture   dated  as  of  March  15,  2002  between   Keystone
            Consolidated Industries, Inc. and U.S. Bank National Association, as Trustee, related to the 8% Subordinated Secured Notes dated as of March 15, 2002 issued by Keystone Consolidated Industries, Inc. (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 28, 2002




                                                          /s/ Harold C. Simmons
                                                          ----------------------
                                                          Harold C. Simmons
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 28, 2002





                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.



           Name                            Present Principal Occupation
-----------------------------       --------------------------------------------

Eugene K. Anderson                  Vice  president of Contran,  Dixie  Holding,
                                    Dixie Rice, National, NOA, Southwest, VGI and Valhi; and treasurer of the Foundation.

Thomas E. Barry (1)                 Vice  president  for  executive  affairs  at
                                    Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University;
                                    and a director of Valhi.

Norman S. Edelcup (2)               Senior vice president  business  development
                                    of Florida Savings Bancorp; director of Valhi; and trustee of the Baron Funds, a mutual fund group.

Lisa Simmons Epstein                Director and president of the Foundation.

Edward J. Hardin (3)                Partner  of the law firm of  Rogers & Hardin
                                    LLP; and a director of Valhi.

J. Mark Hollingsworth               Vice   president  and  general   counsel  of
                                    Contran,    Dixie   Holding,   Dixie   Rice,
                                    National,  NOA,  Southwest,  VGI and  Valhi;
                                    general  counsel  of the  Foundation,  CompX
                                    International   Inc.,  a   manufacturer   of
                                    ergonomic    computer    support    systems,
                                    precision  ball bearing  slides and security
                                    products  that  is  affiliated   with  Valhi
                                    ("CompX"),    and   The   Combined    Master
                                    Retirement  Trust, a trust Valhi established
                                    to  permit  the  collective   investment  by
                                    master  trusts that  maintain  the assets of
                                    certain  employee  benefit  plans  Valhi and
                                    related  companies  adopt (the "CMRT");  and
                                    acting    general    counsel   of   Keystone
                                    Consolidated    Industries,     Inc.    (the
                                    "Company").

Keith A. Johnson                    Controller of the Foundation.

William J. Lindquist                Director   and  senior  vice   president  of
                                    Contran,  Dixie Holding,  National,  NOA and
                                    VGI; senior vice president of Dixie Rice, Southwest and Valhi.

A. Andrew R. Louis                  Secretary of Contran,  CompX, Dixie Holding,
                                    Dixie Rice, National, NOA, Southwest, VGI and Valhi.

Kelly D. Luttmer                    Tax  director  of  Contran,   CompX,   Dixie
                                    Holding,   Dixie   Rice,   National,    NOA,
                                    Southwest, VGI and Valhi.

Andrew McCollam, Jr. (4)            President   and  a  director  of  Southwest;
                                    director  of  Dixie  Rice;   and  a  private
                                    investor.

Harold M. Mire (5)                  Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien                    Vice  president  and  treasurer  of Contran,
                                    Dixie Holding,  Dixie Rice,  National,  NOA,
                                    VGI  and  Valhi;   and  vice   president  of
                                    Southwest.

Glenn R. Simmons                    Vice chairman of the board of Contran, Dixie
                                    Holding,   National,  NOA,  VGI  and  Valhi;
                                    chairman  of the  board  of  CompX  and  the
                                    Company;   director   and   executive   vice
                                    president  of  Southwest  and Dixie Rice;  a
                                    director  of NL  Industries,  Inc.,  a major
                                    international  producer of titanium  dioxide
                                    pigments  that  is  affiliated   with  Valhi
                                    ("NL"); a director of Tremont Corporation, a
                                    holding   company  with  operations  in  the
                                    titanium   metals   business   the  titanium
                                    dioxide  pigments  business  and real estate
                                    development  that is  affiliated  with Valhi
                                    ("Tremont");  and  a  director  of  Titanium
                                    Metals  Corporation,   a  leading  worldwide
                                    integrated   producer  of  titanium   metals
                                    products  that is  affiliated  with  Tremont
                                    ("TIMET").

Harold C. Simmons                   Chairman  of the board  and chief  executive
                                    officer of  Contran,  Dixie  Holding,  Dixie
                                    Rice,   the   Foundation,   National,   NOA,
                                    Southwest and VGI; chairman of the board of NL and Valhi; director of Tremont; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (5)                Director and president of Dixie Rice.

Gregory M. Swalwell                 Vice  president  and  controller of Contran,
                                    Dixie Holding, National, NOA, VGI and Valhi;
                                    and  vice   president   of  Dixie  Rice  and
                                    Southwest.

J. Walter Tucker, Jr. (6)           President,   treasurer  and  a  director  of
                                    Tucker & Branham, Inc., a mortgage banking, insurance and real estate company; vice chairman of the board of the Company; a director of Valhi; and a member of the trust investment committee of the CMRT.

Steven L. Watson                    Director  and  president  of Contran,  Dixie
                                    Holding,  National,  NOA and VGI;  director,
                                    president  and chief  executive  officer  of
                                    Valhi; director and executive vice president
                                    of Dixie Rice and Southwest;  director, vice
                                    president and  secretary of the  Foundation;
                                    and a director of the Company, NL, TIMET and
                                    Tremont.
----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 8181 Southwest 117th Street, Pinecrest, Florida 33156.

(3) The principal business address for Mr. Hardin is 229 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30303.

(4) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(5) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(6) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

                                   SCHEDULE C


         Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own shares (the "Shares") of common stock, par value $1.00 per share, of Keystone Consolidated Industries, Inc. (the "Company"), as outlined below:

                                                             Shares                Options
                 Name                                         Held                 Held (1)                Total
----------------------------------------                  ------------           ------------          -------------
Eugene K. Anderson                                              200                     -0-                  200

Thomas E. Barry                                               2,000                   7,000                9,000

Norman S. Edelcup (2)                                           225                     -0-                  225

Lisa Simmons Epstein                                            -0-                     -0-                  -0-

Edward J. Hardin                                                -0-                     -0-                  -0-

J. Mark Hollingsworth                                           -0-                     -0-                  -0-

Keith A. Johnson                                                -0-                     -0-                  -0-

William J. Lindquist                                            -0-                     -0-                  -0-

A. Andrew R. Louis                                              -0-                     -0-                  -0-

Kelly D. Luttmer                                                -0-                     -0-                  -0-

Andrew McCollam, Jr.                                            -0-                     -0-                  -0-

Harold M. Mire                                                  -0-                     -0-                  -0-

Bobby D. O'Brien                                                -0-                     -0-                  -0-

Glenn R. Simmons (3)                                        115,650                 139,500              255,150

Harold C. Simmons (4)                                           -0-                     -0-                  -0-

Richard A. Smith                                                -0-                     -0-                  -0-

Gregory M. Swalwell                                             -0-                     -0-                  -0-

J. Walter Tucker, Jr. (5)                                   153,450                   7,000              160,450

Steven L. Watson                                              2,250                   1,000                3,250

----------

(1) Represents Shares issuable pursuant to the exercise of stock options within 60 days of the date of this Statement.

(2) Mr. Edelcup, as trustee of the Norman S. Edelcup Revocable Living Trust (the "Trust"), also owns (i) 225 of the Company's Series A 10% cumulative convertible pay-in-kind preferred stock, stated value $1,000 and no par value per share (the "Preferred Shares")and (ii) an 8%
         Subordinated Secured Note dated March 15, 2002 in the original principal amount of $75,000.00 issued by the Company (an "8% Note"). See Item 5 for a description of the Preferred Shares and the 8% Notes.

(3) The Shares reported as directly held by Mr. Glenn Simmons include 10,950 his spouse holds directly and 2,200 shares his spouse holds in a profit sharing plan. Mr. Simmons disclaims beneficial ownership of all of the Shares his spouse holds.

(4) Mr. Harold Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares, except to the extent of his vested beneficial interest, if any, in the Shares held the CMRT holds.

(5) Excludes Shares the CMRT holds of which such person is a member of the trust investment committee. Mr. Tucker disclaims beneficial ownership of the Shares held by the CMRT. Includes 95,400 Shares Mr. Tucker's spouse holds directly, 18,300 Shares Mr. Tucker holds as trustee and 2,250 shares held by a corporation of which Mr. Tucker is the sole stockholder.